UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

February 22, 2024

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Members of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.).

Mizuho Financial Group, Inc. (MHFG)

1.	Members of the Board of Directors

(1)	Members of the Board of Directors Candidates (to be considered at the ordinary GeneralMeeting of Shareholders of MHFG in June 2024 (“The Shareholders Meeting”))

Yoshimitsu Kobayashi	(Reappointment, Outside Director)

Ryoji Sato	(Reappointment, Outside Director)

Takashi Tsukioka	(Reappointment, Outside Director)

Kotaro Ohno	(Reappointment, Outside Director)

Hiromichi Shinohara	(Reappointment, Outside Director)

Izumi Kobayashi	(Reappointment, Outside Director)

Yumiko Noda	(Reappointment, Outside Director)

Takakazu Uchida	(New appointment, Outside Director)

Seiji Imai	(Reappointment)

Hisaaki Hirama	(Reappointment)

Masahiro Kihara*	(Reappointment)

Hidekatsu Take*	(New appointment)

Mitsuhiro Kanazawa*	(New appointment)

Takefumi Yonezawa*	(New appointment)

Total of 14 candidates

(Note) Asterisks indicate directors expected to concurrently serve as Executive Officers.

(2)	Members of the Board of Directors scheduled to resign

(Effective as of April 1, 2024)

Makoto Umemiya	(Currently Member of the Board of Directors, Deputy President & Senior Executive Officer (Representative Executive Officer))
Motonori Wakabayashi	(Currently Member of the Board of Directors, Senior Executive Officer)

(Effective in late June 2024)

Masami Yamamoto	(Currently Member of the Board of Directors (Outside Director))
Nobuhiro Kaminoyama	(Currently Member of the Board of Directors, Senior Executive Officer)

(3)	Chairperson of the Board of Directors (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Appointee as Chairperson

Izumi Kobayashi

(4)	Members of Committees (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Nominating Committee

Chairperson	Yoshimitsu Kobayashi	(Outside Director)
Member	Takashi Tsukioka	(Outside Director)
Member	Kotaro Ohno	(Outside Director)
Member	Hiromichi Shinohara	(Outside Director)
Member	Izumi Kobayashi	(Outside Director)

Compensation Committee

Chairperson	Takashi Tsukioka	(Outside Director)
Member	Yumiko Noda	(Outside Director)
Member	Takakazu Uchida	(Outside Director)

Audit Committee

Chairperson	Ryoji Sato	(Outside Director)
Member	Kotaro Ohno	(Outside Director)
Member	Takakazu Uchida	(Outside Director)
Member	Hisaaki Hirama

Risk Committee

Chairperson	Hisaaki Hirama
Member	Izumi Kobayashi	(Outside Director)
Member	Yumiko Noda	(Outside Director)
Member	Rintaro Tamaki	(Outside Expert)
Member	Hiroshi Naka	(Outside Expert)

IT / Digital Transformation Committee

Chairperson	Hiromichi Shinohara	(Outside Director)
Member	Takashi Tsukioka	(Outside Director)
Member	Masami Yamamoto	(Outside Expert)
Member	Masatsugu Shimono	(Outside Expert)
Member	Hisaaki Hirama

(5)	Brief Personal Record of Newly Nominated Members of the Board of Directors

Name	Takakazu Uchida

Business Experience	Jun. 2022	Counselor, MITSUI & CO., LTD. (current)

	Apr. 2022	Director, MITSUI & CO., LTD.

	Apr. 2020	Representative Director, Executive Vice President, Chief Financial Officer, MITSUI & CO., LTD.

	Apr. 2019	Representative Director, Senior Executive Managing Officer, Chief Financial Officer, MITSUI & CO., LTD.

	Jun. 2018	Representative Director, Executive Managing Officer, Chief Financial Officer, MITSUI & CO., LTD.

	Apr. 2018	Executive Managing Officer, Chief Financial Officer, MITSUI & CO., LTD.

	Apr. 2017	Executive Managing Officer, General Manager, Finance Div., MITSUI & CO., LTD.

	Apr. 2014	Managing Officer, General Manager, Finance Div., MITSUI & CO., LTD.

	Apr. 1983	Joined MITSUI & CO., LTD.

Education	Mar. 1983	Graduated from Faculty of Agriculture, The University of Tokyo

Date of Birth	Sep.24, 1960

Name	Hidekatsu Take

Business Experience	Apr. 2023

Senior Executive Officer
Head of Global Corporate & Investment Banking Company
In Charge of Specially Assigned Matters of MHFG (current)

Managing Executive Officer
Head of Global Corporate & Investment Banking Division of MHBK (current)

	Apr. 2022	Senior Executive Officer Head of Corporate & Institutional Company Head of Global Corporate Company of MHFG

	May. 2021	Managing Executive Officer Head of Sogo Shosha, Realty & Financial Sponsor Industry Group of MHBK

	Apr. 2021	Managing Executive Officer In Charge of Corporate Banking of MHBK

	Apr. 2018	Managing Executive Officer Head of Asia Oceania of MHFG Managing Executive Officer Head of Asia Oceania of MHBK

	Apr. 2016	Executive Officer Joint Head of Americas of MHBK

	Apr. 1988	Jointed our group

Education	Jun. 2002	Graduated from University of California, San Diego International Relations and Pacific Studies (Master of Pacific International Affairs)

	Mar. 1988	Graduated from Faculty of Economics, Nagoya University

Date of Birth	Nov.20, 1964

Name	Mitsuhiro Kanazawa

Business Experience	Apr. 2023	Senior Executive Officer Group Co-Chief Information Officer Group Chief Process Officer of MHFG (current)

	Apr. 2022	Senior Executive Officer Co-Head of IT&Systems Group of MHFG

	Jul. 2021	Group Executive Officer Deputy Head of Strategic Planning Group of MHFG Managing Executive Officer Deputy Head of Strategic Planning Group of MHBK

	Apr. 2021	Managing Executive Officer In Charge of Specific Business, Strategic Planning Group of MHFG

Managing Executive Officer In Charge of Specific Business, Strategic Planning Group of MHBK

	Apr. 2020	Executive Officer General Manager Risk Management Department of MHFG Executive Officer General Manager Risk Management Department of MHBK

	Apr. 2019	Executive Officer In charge of Credit of Global Corporate Department of MHBK

	Apr. 1990	Jointed our group

Education	Jun. 2003	Stanford Graduate School of Business

	Mar. 1990	Graduated from Faculty of Law, The University of Tokyo

Date of Birth	Nov.22, 1967

Name	Takefumi Yonezawa

Business Experience	Apr. 2023

Senior Executive Officer
Group Chief Financial Officer (Group CFO)
General Manager of International Accounting Standards Project Team of MHFG (current)

Managing Executive Officer
Chief Financial Officer (CFO)
Project Manager of International Accounting Standards Project Team of MHBK (current)

Managing Executive Officer
Chief Financial Officer (CFO)
Project Manager of International Accounting Standards Project Team of MHTB (current)

	Apr. 2022	Operating Officer Deputy Head of Financial Control & Accounting Group Project Manager of International Accounting Standards Project Team of MHFG

	Jul. 2021	Operating Officer General Manager of Financial Planning Department of MHFG

	Apr. 2019	General Manager Financial Planning Department of MHFG

	Apr. 1993	Jointed our group

Education	Jun. 2009	MIT (Massachusetts Institute of Technology) Sloan School, Graduate School of Business MBA (Master of Business Administration) Concentration in Management

	Mar. 1993	Graduated from Faculty of Economics, The University of Tokyo

Date of Birth	Dec.10, 1970

2.	Changes of Executive Officers and Operating Officers

Executive Officers in this section mean either executive officers as defined in the Companies Act or executive officers as defined in our internal regulations.

(Effective as of April 1, 2024)

Name	New Position		Current Position
Hidekatsu Take	Deputy President & Senior Executive Officer (Representative Executive Officer)	Head of Global Corporate & Investment Banking Company / In Charge of Specially Assigned Matters	Senior Executive Officer	Head of Global Corporate & Investment Banking Company / In Charge of Specially Assigned Matters

Shiro Shiraishi	Senior Executive Officer	Group Chief Risk Officer (Group CRO)	Operating Officer	—

Nobuhiro Kaminoyama	Member of the Board of Directors, Senior Executive Officer	Group Chief Human Resources Officer (Group CHRO) / Group Chief Digital Officer (Group CDO)	Member of the Board of Directors, Senior Executive Officer	Group Chief Human Resources Officer (Group CHRO)

Natsumi Akita	Senior Executive Officer	Group Chief Culture Officer (Group CCuO) / Group Chief Branding Officer (Group CBO)	Senior Executive Officer	Group Chief People Officer (Group CPO) / Group Chief Culture Officer (Group CCuO)

Mitsuhiro Kanazawa	Senior Executive Officer	Group Chief Information Officer (Group CIO)	Senior Executive Officer	Group Co-Chief Information Officer (Group Co-CIO) / Group Chief Process Officer (Group CPrO)

Shinichiro Hihara	Senior Executive Officer	Group Co-Chief Information Officer (Group Co-CIO)	Group Executive Officer	Deputy Group Chief Information Officer

Hideki Tsujimori	Senior Executive Officer	Group Chief Process Officer (Group CPrO)	Operating Officer	Deputy Group Chief Process Officer

Koji Yonei	Reassigned	Member of the Board of Directors, Chairperson of MHRT	Senior Executive Officer	Group Chief Information Officer (Group CIO)

Makoto Umemiya	Resigned	Member of the Board of Directors, Deputy President & Senior Executive Officer (Representative Executive Officer)		Group Chief Digital Officer (Group CDO)

Motonori Wakabayashi	Resigned	Member of the Board of Directors, Senior Executive Officer		Group Chief Risk Officer (Group CRO)

(Effective in late June 2024)

Name	New Position		Current Position
Hidekatsu Take	Member of the Board of Directors, Deputy President & Senior Executive Officer (Representative Executive Officer)	Head of Global Corporate & Investment Banking Company / In Charge of Specially Assigned Matters	Deputy President & Senior Executive Officer (Representative Executive Officer)	(same as on the left)

Takefumi Yonezawa	Member of the Board of Directors, Senior Executive Officer	Group Chief Financial Officer (Group CFO) / General Manager of International Accounting Standards Project Team	Senior Executive Officer	(same as on the left)

Mitsuhiro Kanazawa	Member of the Board of Directors, Senior Executive Officer	Group Chief Information Officer (Group CIO)	Senior Executive Officer	(same as on the left)

Nobuhiro Kaminoyama	Senior Executive Officer	Group Chief Human Resources Officer (Group CHRO) / Group Chief Digital Officer (Group CDO)	Member of the Board of Directors, Senior Executive Officer	(same as on the left)

The management changes described above are subject to any approval or permission required being obtained from the relevant regulatory or other authorities.